UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42459

DIGINEX LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

25 Wilton Road, Victoria

London

Greater London

SW1V 1LW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The Remedy Project Transaction

On December 17, 2025, Diginex Limited (“Diginex”) signed a share purchase agreement (the “SPA”) to acquire from Archana Kotecha (the “Seller”) 100% of the issued shares (the “Remedy Shares”) of The Remedy Project Limited (the “Remedy Project”), which is a Hong Kong based ESG advisory company. (the “Acquisition”). Diginex and the Remedy Project may be referred to herein individually as a “Party” or collectively as the “Parties.” All capitalized terms used herein and not defined shall have the meanings ascribed to them in the SPA.

The Remedy Project is a pioneering organization specializing in data-driven human rights risk assessment and worker-centered remediation protocols dedicated to driving system-level change that safeguards worker rights and ensures access to effective remedy across global supply chains, with particular expertise in forced labor, migrant worker protections, and operational-level grievance mechanisms. The proposed acquisition will combine Diginex’s AI-powered platforms with the Remedy Project’s proven expertise in operational-level grievance mechanisms, forced labor remediation frameworks, and access-to-remedy programs. We believe this powerful combined solution will enable enterprises to move beyond risk identification to deliver effective, scalable, and victim-centered remedies in situations where labor rights violations occur.

Consideration

Pursuant to the SPA, Archana Kotecha, the Founder and CEO of the Remedy Project, will be employed by Diginex as the Head of Advisory, pursuant to a written agreement. Diginex agreed to issue the Seller 2,000,000 ordinary shares, par value of US$0.00005 of the Company (the Consideration Shares) in exchange for the Remedy Shares. Diginex shall issue to the Seller the Consideration Shares in five tranches as follows:

Tranche of Consideration Shares	Number of Consideration Shares	Issue Date of Consideration Shares
First	1,000,000	Closing Date(1)
Second	250,000	March 27, 2026(2)
Third	250,000	The 18th month after the Closing Date(2)
Fourth	250,000	As per Schedule 3.8.1(3)
Fifth	250,000	As per Schedule 3.8.1(4)

(1) The date the transaction contemplated by the SPA closes.

(2) The issuance of the Second and Third Tranches of the Consideration Shares shall be subject to and dependent on the Seller not terminating its employment by Diginex prior to the relevant Issue Date in violation of Seller’s agreement.

(3) The Fourth Tranche shall be issuable if the Company achieves adjusted EBITDA for the year ending March 31, 2028 of USD 4.1 million.

(4) The Fifth Tranche shall be issuable if the Company achieves Adjusted EBITDA for the year ending March 31, 2029 of USD 8.2 million.

The Closing

The Parties have agreed that the closing of the Acquisition shall occur as soon as practicable after fulfilment of all Conditions Precedent (the “Closing Date”), by way of electronic exchange of signatures. On the Closing Date, the Seller shall take, or cause to be taken, the following actions and deliver or procure delivery to the Buyer of the following documents and materials: (i) an updated register of shareholders evidencing that Diginex is the registered owner of the Remedy Shares; (ii) the management accounts of the Remedy Project as of October 30, 2025, including a profit and loss statement and balance sheet; (iii) written resolutions of the Remedy Project’s board of directors approving the transfer of the Remedy Shares; (iv) all statutory records, certificates of incorporation, company chops, registers of members and officers, and other original record books and title documents of the Company; (v) the share transfer form and bought and sold notes of the Remedy Share, in agreed form; (vi) the original counterpart of the Service Contract duly signed by the Seller; and (vii) such other documents, instruments, certificates and/or actions as the Buyer may reasonably request for the purpose of consummating and perfecting the transactions contemplated by this Agreement. At Closing, the Buyer shall take, or cause to be taken, the following actions and deliver or procure delivery to the Seller the following: (i) documentary evidence that the First Tranche of Consideration Shares have been validly issued and allotted to the Seller (and shall deliver such evidence to the Seller for the Second, Third, Fourth and Fifth Tranches of the Consideration Shares on or before the Issue Date for that Tranche); (ii) the share transfer form and bought and sold notes of the Share, in agreed form, signed by the Buyer (or such other person as the

Representations and Warranties

In the SPA, the Seller makes certain representations and warranties relating to, among other things: (a) authority and capacity to enter into the SPA; (b) Remedy Project is duly and legally incorporate and organized, its shares have been validly issued and fully paid; Remedy Project has no subsidiaries and there are no outstanding options, warrants or rights; (c) the capitalization of Remedy Project and that Seller is the owner of the only authorize securities of the Remedy Project; (d) other than as disclosed the Remedy Project has not related party arrangements or agreements or interested party transactions; (e) financial condition and financial statements; (f) taxes; (g) assets; (h) employee benefits and labor matters; (i) material agreements; (j) title to properties; (k) intellectual property; (l) information technology; (m) data protection; (o) insurance; (p) applicable laws; (q) disputes and litigation; (r) that the Consideration Shares will be issued pursuant to an exemption from registration under the Securities Act of 1933, as amended, and that the Consideration Shares, when issued, will bear a restrictive legend providing that the Consideration Shares have not been registered under the Securities Act of 1933, as amended.

Diginex also makes certain representations and warranties relating to, among other things: (a) organization, qualification and standing; (b) insolvency, (c) capacity, power and authority to perform its obligations under the SPA; (d) due execution and delivery of the SPA; (e) consents and non-contravention, (f) other than as disclosed no litigation pending or threatened, (g) when issued the Consideration Shares will be validly issued and fully paid; and (h) no knowledge of a breach of the SPA.

Conduct Prior to Closing; Covenants Pending Closing

Seller has agreed to operate his business in the ordinary course, consistent with past practices, prior to the closing of the transactions (with certain exceptions) and not to take certain specified actions without the prior written consent of the other party.

Conditions to Closing

General Conditions to Closing.

The Buyer’s obligation to consummate this Agreement is subject to the satisfaction (or waiver by the Buyer) of each of the following conditions, any of which may be waived by the Buyer in its sole discretion (collectively, the “Conditions Precedent”):

(i)	The Seller having duly performed and complied in all material respects with the pre-Closing obligations under clause 10.1 of this Agreement at or prior to Closing.

(ii)	No injunction, order, judgment or legal proceedings being issued, enacted or initiated by any governmental authority or third party that restrains, prohibits or challenges the consummation of any of the transactions contemplated by this Agreement.

(iii)	Completion by the Buyer of satisfactory finance, tax and legal due diligence.

(iv)	All governmental, third-party, contractual and other approvals, consents or waivers required for the transactions contemplated by this Agreement having been received and remain in full force and effect.

(v)	All indebtedness, liabilities or payables owed by the Company to the Seller, any associate or Affiliate of the Seller, or any of their respective Related Party, having been fully repaid, discharged, released or capitalised, and all security interests in favour of any such person having been released.

Termination and Effect of Termination

Diginex may terminate the SPA if (i) any of the Conditions Precedent have not been satisfied or have not been waived by Diginex, or (ii) any Warranty is or becomes inaccurate or misleading in any material respect, then Diginex may terminate the SPA without prejudice to any other rights and remedies available to it (including, for the avoidance of doubt, the right to seek damages). Diginex shall also be entitled to terminate the SPA without liability at any time prior to Closing upon the occurrence of any event, condition or change that has or is reasonably likely to have a material adverse effect on the business, operations, assets, financial condition or prospects of Diginex, such determination to be made by Diginex in good faith.

If Diginex terminates the SPA as set forth above, then the SPA will automatically cease to have any further force or effect except for (i) any provision of this Agreement that expressly or by implication is intended to come into or continue in force on or after termination (including clause 1 (Interpretation), clause 8.1, clause 8.2 and this clause 8.3 (Termination), clause 17(Confidentiality and Publication), clause 18 (Miscellaneous) and clause 19 (Governing Law and Disputes) each of which shall remain in full force and effect; and (ii) any rights, remedies, obligations or liabilities of the Parties that have accrued up to the date of termination.

Post-Closing Undertakings and Obligations

The Parties shall ensure that the Remedy Project files a Notice of Change of Company Name (Form NNC2) with the Companies Registry in Hong Kong, within 15 days of passing the special resolution approving the transfer of the Remedy Shares. Further, at any time after the Closing Date, Diginex undertakes that it shall not use in the course of any business: (i) the words “The Remedy Project” and any trademark, service mark, business name, domain name, design or logo which was used by the Remedy Project prior to the Closing Date; and (ii) anything which, in the reasonable opinion of the Seller, is capable of confusion with any of the words, marks, names, designs or logos used by the Remedy Project.

The foregoing description of the SPA does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual SPA, a copy of which is included attached hereto as Exhibit 10.1, and incorporated herein by reference.

Item 7.01	Regulation FD Disclosure

On December 18, 2025 Diginex issued a press release announcing the execution of the SPA (the “Press Release”). A copy of the Press Release is attached hereto as Exhibit 99.1 and incorporated into this Item 7.01 by reference.

As provided in General Instruction B.2 of Form 8-K, the information in this Item 7.01 and Exhibit 99.1 are “furnished” and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of such section nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filing.

Exhibits

Exhibit No.	Description
10.1	Share Purchase Agreement, dated December 17, 2025 between Diginex Limited and Archana Kotecha
99.1	Diginex Limited Press Release dated December 18, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIGINEX LIMITED

Date: December 31, 2025		/s/ Mark Blick
	Name:	Mark Blick
	Title:	Chief Executive Officer
(Principal Executive Officer)